Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Boston Private Financial Holdings, Inc.
Commission File No.:  333-253002
Date:  April 5, 2021

The following e-mail was sent to Boston Private employees on April 5, 2021.

Employee Shareholder Vote Reminder

To: All employees
From: Anthony DeChellis
Date: Monday, April 5
Subject: To Employee Shareholders: A Reminder to Vote Your Shares

To Employee Shareholders:

This note is to remind you of your important role as a company shareholder in voting on the proposed merger with SVB Financial and the other matters to be considered at the upcoming special meeting on April 27th.

Voting is quick and easy. If you consented to receive proxy materials by email, first make sure the email relates to the WHITE proxy card. Then, simply click the WHITE “VOTE NOW” button in the email. Depending on your broker, the button will link you either directly to the meeting agenda or to your broker’s log-in site.

If you receive hard-copy materials, please locate the Control Number indicated on your WHITE proxy card. Then, simply access the website or call the telephone number shown on the proxy card and follow the easy prompts to submit your vote. To vote by mail, simply sign, date and return your WHITE Proxy Card in the postage-paid envelope provided

You should receive separate proxy cards for each account through which you own shares. It is important that you vote a WHITE proxy card for each account through which you hold shares.

If you are not sure if you have voted all of your accounts, feel free to vote again following the instructions on the WHITE proxy card. There is no harm in voting more than once. Only your latest dated proxy vote will be counted.

Your vote is very important, regardless of how many shares you own. The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction. The transaction cannot be completed unless the merger agreement is approved by the affirmative vote of at least 66 2/3% of the outstanding shares of Boston Private common stock entitled to vote.

For more information about the proposed transaction with SVB Financial and the Board’s reasons to believe it is the best path for maximizing value for Boston Private shareholders, please read the letter sent to shareholders on March 19.

Please review the WHITE proxy card (or the email relating to the WHITE proxy card) for information about the voting deadline that applies to your specific account(s).

Thank you in advance for voting.

Sincerely,
Anthony

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Important Additional Information and Where to Find It
In connection with the proposed merger, SVB Financial has filed with the SEC a registration statement on Form S-4 that includes the proxy statement of Boston Private and a prospectus of SVB Financial. The registration statement on Form S-4, as amended, was declared effective by the SEC on March 17, 2021, and Boston Private commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about March 19, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about SVB Financial and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB Financial will be made available free of charge on SVB Financial’s website at http://ir.svb.com or by contacting SVB Financial’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation
SVB Financial, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB Financial is set forth in the proxy statement for SVB Financial’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2021, and other documents filed by SVB Financial with the SEC. Information about the directors and executive officers of Boston Private is set forth in Boston Private’s Form 10-K for the year ended December 31, 2020, as amended, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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